UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-35319

NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: April 30, 2012
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: _______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ModusLink Global Solutions, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

1601 Trapelo Road

Address of Principal Executive Office (Street and Number)

Waltham, Massachusetts 02451

City, State and Zip Code

PART II — RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

	(a	)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b	)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c	)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

ModusLink Global Solutions, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for its third fiscal quarter ended April 30, 2012 (the “Form 10-Q”) without unreasonable effort or expense due to the circumstances described below.

As previously disclosed in its Form 10-Q filed for the second quarter of fiscal 2012 ended January 31, 2012, the Company received an inquiry from the Securities and Exchange Commission regarding the Company’s treatment of rebates associated with volume discounts provided by vendors. Concurrent with the inquiry, the audit committee of the Company’s Board of Directors initiated an internal investigation and has determined that certain client contracts have not been aligned consistently with the Company’s practice of retaining volume discounts. In the course of this investigation, the audit committee also identified limited instances where vendor costs incurred were marked-up to clients in a manner not consistent with client contracts. Based on the preliminary results of the Company’s accounting evaluation done in connection with the investigation, the Company believes it is no longer able to conclude that amounts from such volume discounts and mark-ups, where now found to be inconsistent with client contracts, were correctly accounted for as revenue. As a result of the matters described above, the Company requires additional time to perform further analysis and assess the impact of these matters on the Company’s financial statements to be presented in the Form 10-Q.

As a result of the accounting evaluation conducted to date, the audit committee has assessed the impact of errors in the Company’s financial statements from fiscal years 2009 through 2011, as well as the first two quarters of fiscal 2012 and its unaudited selected financial data for fiscal years 2007 and 2008 and, on June 9, 2012, concluded that those previously issued financial statements should no longer be relied upon. As soon as practicable, the Company expects to file restated audited financial statements from fiscal years 2009 through 2011, as well as unaudited interim financial statements for the first two quarters of fiscal 2012 and unaudited selected financial data for fiscal years 2007 and 2008.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Steven G. Crane	(781) 663-5000
(Name)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    ☒  Yes    ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company issued a news release on June 11, 2012 announcing the Company’s intention to file restated financial statements as soon as practicable. This news release was furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on June 11, 2012. Until completion of the restatement process, the Company will not be in a position to provide additional information about its results of operations.

Forward-Looking Statements

This notification of late filing contains forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) that involve risks and uncertainty. These forward-looking statements include the estimated extent of volume discounts and pricing misalignment as a percentage of historical revenue; expectations regarding the restatement’s estimated impact on historical revenue and on the Company’s overall cash position; the Company’s anticipated time frame for filing restated financial statements; expected response from NASDAQ regarding the Company’s reporting delinquency and continued listing; the Company’s expectations regarding financial results for the third quarter of fiscal 2012 ended April 30, 2012 and related expectations regarding preliminary estimates of revenue, revenue from new programs, gross margin and cash, cash equivalents and marketable securities. All statements other than statements of historical fact, including without limitation, those with respect to the Company’s goals, plans, expectations and strategies set forth herein are forward looking statements. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward looking statements: unanticipated accounting issues or audit issues regarding the financial data for the periods to be restated or adjusted; inability of the Company or its independent registered public accounting firm to confirm relevant information or data; unanticipated issues that prevent or delay the Company’s independent registered public accounting firm from concluding the audit or that require additional efforts, procedures or review; the Company’s inability to design or improve internal controls to address identified issues; the impact upon operations of legal compliance matters or internal controls review, improvement and remediation, including the detection of wrongdoing, improper activities or circumvention of internal controls; difficulties in controlling expenses, including costs of legal compliance matters or internal controls review, improvement and remediation; the Company’s success, including its ability to meet its revenue, operating income and cost savings targets, maintain and improve its cash position, expand its operations and revenue, lower its costs, improve its gross margins, reach and sustain profitability, reach its long-term objectives and operate optimally, depends on its ability to execute on its business strategy, including the announced investment and costs savings plan and the continued and increased demand for and market acceptance of its services; global economic conditions, especially in the technology sector are uncertain and subject to volatility; demand for our clients’ products may decline or may not achieve the levels anticipated by our clients; the Company’s management may face strain on managerial and operational resources as they try to oversee the expanded operations; the Company may not realize the expected benefits of its restructuring and cost cutting actions; the Company may not be able to expand its operations in accordance with its business strategy; the Company’s cash balances may not be sufficient to allow the Company to meet all of its business and investment goals; the Company may experience difficulties integrating technologies, operations and personnel in accordance with its business strategy; the Company derives a significant portion of its revenue from a small number of customers and the loss of any of those customers could significantly damage the Company’s financial condition and results of operations; the Company frequently sells to its supply chain management clients on a purchase order basis rather than pursuant to contracts with minimum purchase requirements, and therefore its sales and the amount of projected revenue that is actually realized are subject to demand variability; the Company’s pipeline of sales opportunities represents potential sales transactions and estimated annual revenue therefrom and there can be no assurance that such sales efforts will be successful or that the potential revenue will be realized; risks inherent with conducting international operations; tax rate expectations are based on current tax law and current expected income and may be affected by the jurisdictions in which profits are determined to be earned and taxed, changes in estimates of credits, benefits and deductions, the resolution of issues arising from tax audits with various tax authorities, including payment of interest and penalties and the ability to realize deferred tax assets; the mergers and acquisitions and IPO markets are inherently unpredictable and liquidity events for companies in the Company’s venture capital portfolio may not occur; and increased competition and technological changes in the markets in which the Company competes; and the potential outcome and impact of the Company’s ongoing review of strategic alternatives. There can be no assurance that the Company’s review of strategic alternatives will lead to any transaction, result in increased value to its stockholders or the realization of long-term value by stockholders. For a detailed discussion of cautionary statements that may affect the Company’s future results of operations and financial results, please refer to the Company’s filings with the Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Forward-looking statements represent management’s current expectations and are inherently uncertain. We do not undertake any obligation to update our forward-looking statements except as required by law.

ModusLink Global Solutions, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 11, 2012	By:	/s/ Steven G. Crane
Steven G. Crane Chief Financial Officer